

December 13, 2023

Alejandro Ortiz
General Counsel
Mexican Economic Development, Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410, México

      Re: Mexican Economic Development, Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed April 24, 2023
          File No. 001-35934

Dear Alejandro Ortiz:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing